

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

Mail Stop 3628

August 29, 2019

<u>Via E-mail</u>
Timothy King
President
WFN Credit Company, LLC
One Righter Parkway, Suite 100
Wilmington, Delaware 19803

> **Re:** **WFN Credit Company, LLC, World Financial Network Credit Card Master**
> **Trust and World Financial Network Credit Card Master Note Trust**
> **Form 10-K**
> **Filed March 27, 2019**
> **File Nos. 333-60418, 333-60418-01 and 333-113669**

Dear Mr. King:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

1. On May 26, 2016, you filed a letter responding to a comment about the applicability of servicing criterion 1122(d)(3)(i)(D). In this letter, you stated that, in future 10-K filings, Comenity Servicing LLC, to the extent it takes responsibility for only clauses (A) through (C) of servicing criterion 1122(d)(3)(i), will explain why clause (D) is not applicable, in a footnote to its assessment. However, the footnote for Item 1122(d)(3)(i) in Comenity Servicing LLC's assessment states that Comenity Servicing LLC is only taking responsibility for clauses (A) through (C) but does not explain why clause (D) is inapplicable. Please file an amended Form 10-K with a revised Exhibit 33.2 as discussed in the May 26, 2016 response letter.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Michelle Stasny at 202-551-3674 or me at 202-551-3850 with any other questions.

Sincerely,

/s/ Katherine Hsu

Katherine Hsu
Office Chief